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SECURITIES A[illegible] SION
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07003773

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SEC FILE NUMBER
8- 48431

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDELMAN & CO., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8832 NORTH PORT WASHINGTON RD
(No. and Street)

MILWAUKEE, WI 53217
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EDELMAN (414) 228-9314
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 14 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - *if individual, state last, first, middle name*)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH
156
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KJ 3/13

OATH OR AFFIRMATION

I, ROBERT EDELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDELMAN & CO., LTD., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title



JUDY C. WOLTER
NOTARY
PUBLIC
OF WISCONSIN

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Edelman & Co., Ltd. as of December 31, 2006 and 2005, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edelman & Co., Ltd. as of December 31, 2006 and 2005, and the results of its operations and its cash flows, for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

*400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com*

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Page Two

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seiberg, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 26, 2007

EDELMAN & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 88,958	$ 117,943
Accounts receivable	-	7,425
Deferred income taxes	18,230	-
Payroll tax refund receivable	39,545	-
Prepaid expenses	8,333	1,026
Total current assets	155,066	126,394
PROPERTY AND EQUIPMENT		
Furniture and equipment	8,335	7,681
Less accumulated depreciation	5,574	4,422
Total property and equipment	2,761	3,259
TOTAL ASSETS	$ 157,827	$ 129,653
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 70,515	$ 1,378
Payroll taxes payable	82	-
Income taxes payable	11,424	-
Deferred income taxes	-	1,390
Accrued expenses	4,000	42,000
Total current liabilities	86,021	44,768
DEFERRED INCOME TAXES	410	380
STOCKHOLDER'S EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding	15,000	15,000
Retained earnings	56,396	69,505
Total stockholder's equity	71,396	84,505
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 157,827	$ 129,653

The accompanying notes are integral part of these financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For The Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Fees	$ 694,916	$ 405,854
OPERATING EXPENSES		
Officer's salary	280,000	335,000
Promotion and gifts	-	846
Information service	2,023	1,365
Bad debt expense	86,775	-
Convention	159	450
Depreciation	1,152	1,010
Professional services	138,099	36,343
Retirement plan	4,000	42,000
Payroll taxes	10,008	10,493
Publications, dues and licenses	3,053	4,933
Employee benefits	17,444	13,642
Office expense and postage	5,315	4,100
Outside services	150,544	25,257
Meals and entertainment	4,001	905
Insurance	-	400
Travel	8,017	11,157
Telephone	5,814	6,351
Miscellaneous	152	60
Total operating expenses	716,556	494,312
LOSS FROM OPERATIONS	(21,640)	(88,458)
OTHER INCOME		
Dividend income	-	31
Interest income	1,391	1,911
Total other income	1,391	1,942
LOSS BEFORE INCOME TAXES	(20,249)	(86,516)
INCOME TAX EXPENSE (BENEFIT)		
Current	12,450	974
Deferred	(19,590)	(28,340)
Total income tax expense (benefit)	(7,140)	(27,366)
NET LOSS	(13,109)	(59,150)
RETAINED EARNINGS - BEGINNING	69,505	128,655
RETAINED EARNINGS - ENDING	$ 56,396	$ 69,505

The accompanying notes are an integral part of these financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (13,109)	$ (59,150)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	1,152	1,010
Deferred income taxes	(19,590)	(28,340)
Changes in operating assets and liabilities		
Accounts receivable	7,425	(7,425)
Fees receivable	-	103,333
Payroll tax refund receivable	(39,545)	-
Income tax receivable	-	2,422
Prepaid expenses	(7,307)	5,482
Accounts payable	69,137	(2,570)
Accrued expenses	(26,494)	921
Net cash provided by (used in) operating activities	(28,331)	15,683
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of computer equipment	(654)	(615)
NET INCREASE (DECREASE) IN CASH	(28,985)	15,068
CASH - BEGINNING	117,943	102,875
CASH - ENDING	$ 88,958	$ 117,943
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edelman & Co., Ltd. is a Wisconsin Corporation. The Company registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

Property and Equipment

Property and equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' estimated useful lives, which are as follows:

Office equipment	5 - 7 years

Depreciation expense was $1,152 and $1,010 for the years ended December 31, 2006 and 2005, respectively.

Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The tax effect of these differences is explained in Note 9.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.

NOTE 2 – UNINSURED CASH BALANCE

The Company maintains its cash at two commercial banks. The commercial bank accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A summary of the total insured and uninsured cash balances at December 31, 2006 and 2005 is as follows:

	2006	2005
Total cash in bank	$ 410,718	$ 117,943
Portion insured by FDIC	100,000	(100,100)
UNINSURED CASH BALANCES	$ 310,718	$ 17,843

NOTE 3 – ACCOUNTS AND FEES RECEIVABLE

There were not any accounts or fees receivable as of December 31, 2006. The accounts receivable balance of $7,425 at December 31, 2005 is comprised of reimbursable client expenses. All accounts are carried at their collectible amounts. Accounts receivable are due upon receipts and considered delinquent after 90 days.

NOTE 4 - RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 5 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,735 in 2006 and $5,000 in 2005. At December 31, 2006, the Corporation's net capital as defined by SEC Rule 15c3-1 was $8,951 in excess of the minimum net capital required. The excess net capital at 1,000% was $5,349 and the percent of aggregate indebtedness to net capital was 617%. At December 31, 2005, the Corporation's net capital as defined by SEC Rule 15c3-1 was $75,220 in excess of the minimum net capital required. The excess net capital at 1,000% was $75,882 and the percent of aggregate indebtedness to net capital was 54%.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company established a simplified employee pension plan during 2003. Contributions paid each year may not exceed the lesser of 25% of the employee earnings or $44,000. The accrued contribution for the years ended December 31, 2006 and 2005 is $4,000 and $42,000, respectively.

The Company has a medical and dental expense reimbursement plan that reimburses employees up to $20,000 per year for payment of health insurance premiums and medical and dental expenses.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company uses office space located in the sole stockholder's residence, but does not pay rent on this space.

NOTE 8 - MAJOR CUSTOMERS

The Company had fee income from one customer during 2006 and 2005 that accounted for 100% of total fee income for the years ended December 31, 2006 and 2005.

NOTE 9 - INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences arise as a result of differences in the accrual and income tax basis of accounting and differences in depreciation for tax and accounting purposes. At December 31, 2006, the temporary differences resulted in a short-term deferred income tax asset of $18,230 and a long-term deferred tax liability of $410. At December 31, 2005, the temporary differences resulted in a short-term deferred income tax liability of $1,390 and a long-term deferred tax liability of $380.

EDELMAN & CO., LTD.
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
For The Years Ended December 31, 2006 and 2005

	2006	2005
BALANCE - BEGINNING	$ -	$ -
Increase	-	-
Decrease	-	-
BALANCE - ENDING	$ -	$ -

See auditor's report.

EDELMAN & CO., LTD.
SCHEDULES OF COMPUTATION OF NET CAPITAL
December 31, 2006 and 2005

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2006	2005
NET CAPITAL		
Total stockholder's equity	$ 71,396	$ 84,505
ADDITIONS		
Accrued income tax liability related to assets deducted	11,424	-
DEDUCTIONS		
Nonallowable assets		
Prepaid expenses	8,333	1,026
Deferred tax asset	18,230	-
Payroll tax refund receivable	39,545	-
Furniture and equipment	2,761	3,259
Total deductions	68,869	4,285
NET CAPITAL	$ 13,951	$ 80,220
MINIMUM NET CAPITAL REQUIRED	5,735	5,000
EXCESS NET CAPITAL	$ 8,216	$ 75,220
EXCESS NET CAPITAL AT 1,000%	$ 5,349	$ 75,882
AGGREGATE INDEBTEDNESS	$ 86,021	$ 43,378
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	617%	54%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 32,733	$ 93,880
(Increase)/decrease in nonallowable assets	(45,265)	1,015
Audit adjustments		
Decrease furniture and equipment	(60)	(1,015)
Increase/(decrease) receivables and prepaids	(1,026)	-
(Increase)/decrease payables	7,979	(42,000)
Deferred income taxes	19,590	28,340
Total audit adjustments	26,483	(14,675)
NET CAPITAL PER ABOVE	$ 13,951	$ 80,220

The computation of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Edelman & Co., Ltd. because the transactions are limited to fees earned on consulting on corporate mergers and private placements.

See auditor's report.

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations; and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by, anyone other than these specific parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 26, 2007

END